SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

INFORMATION STATEMENT PURSUANT TO
SECTION 14F-1 OF THE
SECURITIES EXCHANGE ACT OF 1934

_______________

WIRELESS HOLDINGS, INC.
(Name of Subject Company)

Common Stock, par value $.001 per share
(Title of Class of Securities)

97654B100
(CUSIP Number of Class of Securities)

David A. Gillespie
President and Chief Executive Officer
20283 State Road 7, Suite 40
Boca Raton, Florida 33498
(561) 807-6325
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

_______________

With a copy to:

Ira N. Rosner, Esq.
Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, Florida 33131
(305) 579-0500

WIRELESS HOLDINGS, INC.
20283 State Road 7, Suite 40
Boca Raton, Florida 33498
(561) 807-6325

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and
Securities and Exchange Commission Rule 14f-1

Notice of Change in the
Majority of the Board of Directors

October 27, 2006

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Wireless Holdings, Inc., a Florida corporation (“Wireless Holdings,” “we,” “our,” “us,” or the “Company”) at the close of business on October 25, 2006 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act in order to effect a change in majority of the directors of Wireless Holdings’ Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about October 30, 2006.

No Vote or Other Action by Wireless Holdings’ Stockholders is Required in Response to this Information Statement. Proxies Are Not Being Solicited.

On October 20, 2006, Wireless Holdings completed a reverse merger transaction (the “Merger”), in which it caused Wireless Holdings Acquisition Corp., a Delaware corporation and newly-created, wholly-owned subsidiary of Wireless Holdings, to be merged with and into H2Diesel, Inc., a Delaware corporation (“H2Diesel”). H2Diesel is a recently formed development stage company that holds an exclusive license for North America, Central America and the Caribbean to exploit proprietary technology to manufacture bio-fuel that is intended to be marketed as “bio-diesel” fuel or heating fuel or, alternatively, as a new class of bio-fuel or fuel additive.

As a result of the merger, H2Diesel became a wholly-owned subsidiary of Wireless Holdings and H2Diesel’s former security holders acquired 93.6% of the outstanding shares of common stock, par value $.001 per share, of Wireless Holdings. The reverse merger was consummated under Delaware law and pursuant to an Agreement of Merger and Plan of Reorganization, dated as of October 17, 2006 (the “Merger Agreement”). Shortly before the closing of the reverse merger, H2Diesel completed a private offering to accredited investors of 2,915,000 shares of its common stock, par value $.0001 per share and received gross proceeds of $2,915,000 at the closing of the Private Placement, which includes the conversion of a demand note in the principal amount of $765,000 into 765,000 shares of its common stock.

As a result of these transactions, control of Wireless Holdings passed to the former H2Diesel stockholders. See “Voting Control and Management.” In accordance with Wireless Holdings’ by-laws for filling newly-created board vacancies, Joseph Hess, the existing Wireless Holdings director, expanded the board of directors to three directors and appointed Lee S. Rosen, as a director to fill one of such vacancies and to serve as chairman of the board of directors of Wireless Holdings effective at the closing of the Merger. Upon closing of the Merger, David A. Gillespie, the President and Chief Executive Officer of H2Diesel, replaced Mr. Hess as the President and Chief Executive Officer of Wireless Holdings and Andrea Festuccia became the Chief Technology Officer of Wireless Holdings. Mr. Gillespie also has been appointed as a director effective immediately upon the completion of our compliance with the provisions of Section 14(f) of the Exchange Act and the rules promulgated thereunder. In connection with the Merger, Mr. Hess resigned as a director, with his resignation to take effect only upon compliance by Wireless Holdings with the provisions of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act.

Subsequently, Messrs. Rosen and Hess increased the size of the board of directors to four members and proposed that Phil E. Pearce serve as a director of Wireless Holdings to fill such newly created board vacancy, to take effect upon compliance by Wireless Holdings with the provisions of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act.

On October 20, 2006, following the closing of the reverse merger, Wireless Holdings had 17,091,250 outstanding shares of common stock and warrants and options to purchase 5,571,500 shares of its common stock. The common stock is the only class of securities of Wireless Holdings entitled to vote. Each share of common stock is entitled to one vote. Stockholders of Wireless Holdings will have the opportunity to vote with respect to the election of directors at the next annual meeting of Wireless Holdings stockholders.

VOTING CONTROL AND MANAGEMENT

The following table sets forth the positions and offices presently held with Wireless Holdings for each executive officer, present director and proposed director, each person’s age as of October 27, 2006, and the number of shares of common stock beneficially owned by each person. The table also includes beneficial holders of at least 5% of Wireless Holdings’ outstanding common stock. Except as otherwise set forth below, the address of each of the persons listed below is 20283 State Road 7, Suite 40, Boca Raton, Florida 33498.

				Shares of Common Stock Beneficially Owned
Name	Age	Positions held with Wireless Holdings	Director/ Executive Officer Since	Number of Shares	Percentage of Class

Executive Officers, Present Directors and Proposed Directors:

Lee S. Rosen 17698 Foxborough Lane Boca Raton, Florida 33496	52	Chairman of the Board	October 20, 2006	3,590,000(1)	19.31%

David A. Gillespie 664 West Forest Drive Houston, Texas 77079	45	President and Chief Executive Officer and Director Nominee	October 20, 2006	200,000(2)	*

Andrea Festuccia Circonvallazione Gianicolense, 295 00152 Rome-Italy	34	Chief Technology Officer	October 20, 2006	457,500(3)	*

Joseph Hess 301 North Ocean Blvd. Pompano Beach, Florida 33602	35	Director	June 4, 2003	325,000	*

Phil E. Pearce 6624 Glenleaf Court Charlotte, North Carolina 28270	77	Director Nominee	--	--	*

All executive officers, present directors and proposed directors as a group (5 persons)	--	--	--	4,572,500(1)(2)(3)	24.20%

			Shares of Common Stock Beneficially Owned
Name	Positions held with Wireless Holdings	Director/ Executive Officer Since	Number of Shares	Percentage of Class

5% Stockholders:

Lee Rosen 2006 Irrevocable Trust I 17698 Foxborough Lane Boca Raton, Florida 33496	Stockholder of Common Stock	N/A	2,090,000(4)	12.23%

Xethanol Corporation 1185 Avenue of the Americas, 20th Floor New York, New York 10036	Stockholder of Common Stock	N/A	5,850,000	34.23%

The River Trust 1877 S. Federal Highway, Suite 101 Boca Raton, Florida 33432	Stockholder of Common Stock	N/A	1,000,000	5.85%

The Aspen Trust 2000 So. Ocean Blvd. Palm Beach, Florida 33480	Stockholder of Common Stock	N/A	1,000,000	5.85%

Ferdinando Petrucci Via Stazione, 133A, Arce Frosimone, Italy	Stockholder of Common Stock	N/A	893,750	5.23%
_______________
*	Less than 5% of the outstanding shares

(1)
Includes the shares owned by the Lee Rosen 2006 Irrevocable Trust I, and also includes immediately exercisable options to purchase 1,500,000 shares of our common stock at $1.50 per share. Excludes 2,678,750 shares of common stock held by trusts (including The River Trust and the Aspen Trust) as to which Mr. Rosen disclaims beneficial ownership.

(2)
Includes options immediately exercisable for 200,000 shares of Wireless Holdings common stock. Mr. Gillespie also holds options to purchase another 1.8 million shares, which vest over time or upon achievement of certain financial targets.

(3)
Includes 357,500 outstanding shares and exerciseable stock options to purchase 100,000 shares of common stock at a price of $1.50 per share pursuant to Mr. Festuccia’s Employment Agreement. Mr. Festuccia’s Employment Agreement also provides for an additional grant of 400,000 stock options at a price of $1.50 per share, which vest in two annual installments.

(4)	Excludes 2,678,750 shares of common stock held by trusts (including The River Trust and the Aspen Trust) as to which Mr. Rosen disclaims beneficial ownership.

The principal occupations for the past five years (and, in some instances, for prior years) of each of Wireless Holdings’ executive officers, present directors and proposed directors are as follows:

David A. Gillespie, President, Chief Executive Officer and Director Nominee. From 2001 to 2006 Mr. Gillespie served as a Vice President—Business Development and Asset Management of Duke Energy Corporation, a Fortune 500 energy company with business units that include regulated gas pipeline and electric utilities, natural gas liquids processing, and domestic and international merchant energy. In such capacity Mr. Gillespie developed and led all aspect of Duke Energy North America’s 8000 megawatt $3 billion generation business in the western United States and in Canada. From 1998 to 2001 he served as a Senior Director—Asset Management of Duke Energy, during which he provided overall leadership for the company’s merchant power projects in Connecticut and Maine. Prior to joining Duke Energy, from 1982 to 1998 Mr. Gillespie served in various capacities with The United Illuminating Company, an electric utility with annual revenues of approximately $350 million located in Connecticut. Since June 2006, Mr. Gillespie has been a principal of DAG Associates, LLC, a provider of management consulting services in the area of commercial negotiations and corporate strategy. Mr. Gillespie received his MBA from the Rensselaer Polytechnic Institute, Hartford, Connecticut, and his BSME from the Worcester Polytechnic Institute, Worcester, Massachusetts.

Lee S. Rosen, Chairman. Mr. Rosen is a private investor. He is the founder of H2Diesel and became its sole director and officer in March 2006. He was the founder of DDS Technologies, USA, Inc., a publicly traded company on the OTC Bulletin Board, for which he was instrumental in raising capital and to which he remains a consultant. Mr. Rosen has been involved in the financial and securities brokerage industry since 1980 and has worked as a broker dealer with a number of firms. Mr. Rosen has also been engaged as a business and financial consultant.

Andrea Festuccia, Chief Technology Officer. Mr. Festuccia is the Director of the “Environment and Territory Business Unit” of IGEAM S.r.l. where he has worked since June 1999. Prior to his current position with IGEAM S.r.l., Mr. Festuccia was the Director of Special Research Projects at IGEAM S.r.l. Mr. Festuccia is currently an external consultant with the University “La Sapienza” of Rome, a position that he has held since 2001. He also worked as an external expert for the Minister of Foreign Affairs of Italy-Farnesina from 2002-2004 and as a general manager of Ecosystems S.r.l. from 2002-2003. Mr. Festuccia has over 10 years of national and international professional experience in both chemical, mechanical and environmental engineering and in environmental management projects. Mr. Festuccia is expected to receive his PhD in chemical engineering from the University “la Sapienza” of Rome in October 2006. He received a degree in chemical engineering from the University of Rome-“La Sapienza” in October 1996.

Joseph P. Hess, Director. Mr. Hess has served as a director of Wireless Holdings since the inception of the company in June 2003 and will continue to serve in such capacity until our compliance with Section 14 under the Exchange Act and Rule 14f-1 promulgated thereunder. From the date of our inception until the date of the Merger, Mr. Hess served as our sole executive officer. Since May 2003, Mr. Hess has also served as the sole officer and director of our former subsidiary, Action Wireless, Inc., which was transferred to Mr. Hess in connection with the Merger. Mr. Hess served as a Division President for Credit Acceptance Corporation from March 2002, to January, 2004 where he had responsibility for the e-commerce sales channel, a technology based purchasing co-operative, and the company's supply chain of non-financial products and services. Mr. Hess is a graduate of Stetson University, where he received his Bachelor of Business Administration and Masters of Business Administration degrees.

Phillip E. Pearce, Director Nominee.  Since 1990, Phil E. Pearce has been an independent business consultant with Phil E. Pearce & Associates, a company that provides financial and business consulting services to public companies. Prior to this, Mr. Pearce was senior vice president and a director of E.F. Hutton, the chairman of the board of governors of the National Association of Securities Dealers, and he was closely involved in the formation of NASDAQ. He had also been a governor of the New York Stock Exchange and a member of The Advisory Council to the United States Securities and Exchange Commission on the Institutional Study of the Stock Markets. Mr. Pearce has served and currently serves on the board of directors of public and private companies. Mr. Pearce received his B.S. degree in finance from the University of South Carolina and attended the S.I.A. Graduate School of Wharton School of Finance at the University of Pennsylvania.

Meetings of Wireless Holdings’ Board of Directors

Wireless Holdings’ board of directors held no meetings during the year ended December 31, 2005 or during the nine month period ended September 30, 2006.

Compensation of Directors

Wireless Holdings has entered into a three year employment agreement with Mr. Rosen, Chairman of the Board, pursuant to which Mr. Rosen will receive an initial salary of $15,000 per month and such other compensation (including participation in any bonus, incentive and benefit plans made available to executive officers) as set forth in greater detail in his employment agreement. On September 15, 2006, in consideration of (i) Mr. Rosen’s increased duties as a result of the termination of the one year Management Services Agreement dated April 14, 2006 (the “Management Agreement”) between H2Diesel and Xethanol Corporation (“Xethanol”), and (ii) Mr. Rosen’s successful negotiation of the amendment to the Exclusive License Agreement dated March 20, 2006 (the “License Agreement”) between H2Diesel and Ferdinando Petrucci (the “Inventor”), H2Diesel granted to Mr. Rosen options exercisable for 1.5 million shares of H2Diesel’s common stock at an exercise price of $1.50 per share. These options were assumed by Wireless Holdings in connection with the merger. Before October 20, 2006, directors of Wireless Holdings were not compensated for their services as directors.

Committees of Wireless Holdings Board of Directors

Audit Committee; Other Board Committees. In the near future Wireless Holdings intends to take steps to ensure that a majority of our directors are independent directors according to the standards for independent directors set forth by the American Stock Exchange or Nasdaq SmallCap Market, as though such standards are applicable to us, of which at least one director would qualify as an “audit committee financial expert.” Currently, the entire board of directors of Wireless Holdings serves as Wireless Holdings audit committee. Wireless Holdings does not currently have an “audit committee financial expert” due to budgetary constraints and the fact that we have only two directors. In the near future, the board of directors expects to appoint an audit committee, nominating committee, and compensation committee, and to adopt new charters relative to each such committee once such independent directors can be identified and appointed.

Indebtedness of Management

Pursuant to a Purchase and Repayment Agreement, dated October 20, 2006 (the “Purchase and Repayment Agreement”) between Wireless Holdings and Mr. Hess, which was entered into in connection with the merger, Wireless Holdings paid an aggregate of $300,000 to Mr. Hess in consideration of the payment in full of all indebtedness owed by Wireless Holdings to Mr. Hess in the amount of $215,944.72 and the sale to Wireless Holdings of 29,075,000 shares of Wireless Holdings common stock, which shares were then cancelled at the closing of the merger. Immediately following the closing of the merger and pursuant to an Acquisition Agreement dated October 20, 2006 (the “Acquisition Agreement”), and as part of the consideration for the repurchase of Mr. Hess’ shares, we sold to Mr. Hess all of the capital stock of our subsidiary, Action Wireless, Inc., a Florida corporation, through which we conducted our historical wireless products reseller business, and Mr. Hess assumed and agreed to indemnify and hold us harmless from the historical and future liabilities of those operations.

Other than as set forth in the paragraph above, no executive officer, present director, proposed director or any member of these individuals’ immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to Wireless Holdings.

Legal Proceedings

As of the date of this Information Statement, the Company is not party to any lawsuits or legal proceedings.

Family Relationships

There are no family relationships among Wireless Holdings’ directors and officers.

EXECUTIVE COMPENSATION AND CERTAIN OTHER TRANSACTIONS

Cash Compensation

H2Diesel was formed on February 28, 2006 and its business and activities began in March 2006 when H2Diesel entered in the License Agreement with the Inventor. Accordingly, no compensation was paid to its executive officers during fiscal year ending December 31, 2005.

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by Wireless Holdings’ chief executive officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

Summary Compensation Table

Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)
Joseph Hess, President, Chief Financial Officer, Chief Executive Officer, Secretary, Treasurer and Director (1)	2005 2004 2003	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-

________________________

(1)
Mr. Hess joined Wireless Holdings in June 2003 and resigned as an officer on October 20, 2006.   Mr. Hess will resign as a director effective upon compliance with Section 14(f) of the Exchange Act and the rules promulgated thereunder.

Options/SAR Grants and Fiscal Year End Option Exercises and Values

Wireless Holdings does not have a stock option plan or other similar incentive compensation plan for officers, directors and employees, and no restricted stock or SAR grants were granted or were outstanding at any time.

In connection with the merger, Wireless Holdings assumed all of H2Diesel’s obligations under its outstanding stock options and warrants. At the time of the merger, H2Diesel had outstanding stock options and warrants to purchase 5,571,500 shares of H2Diesel common stock, which outstanding stock options and warrants are now options and warrants to purchase an equal number of shares of Wireless Holdings common stock as a result of the merger.

Employment Agreements

On October 18, 2006 (the “Effective Date”), H2Diesel entered into a three-year employment agreement with David A. Gillespie, a former Vice President—Business Development and Asset Management of Duke Energy Corporation in Houston, Texas. Under the terms of the employment agreement, from the Effective Date Mr. Gillespie replaced Lee S. Rosen as H2Diesel’s President and Chief Executive Officer and receives an initial salary of $20,000 per month and received a grant of 800,000 stock options at an exercise price of $1.50 per share, of which 200,000 vested immediately and the balance vest in three annual installments. Mr. Gillespie will also receive an additional 1,200,000 “performance vesting” options at an exercise price of $1.50 per share, which vest in three equal annual installments beginning on December 31, 2007, subject to certain performance targets being achieved during the preceding annual period. The employment agreement provides for a relocation expense reimbursement of up to $50,000 and provides for participation in our executive bonus plan, with a maximum eligible bonus during 2007 targeted at 50% of Mr. Gillespie’s annual salary. The agreement includes other customary terms, including participation in any incentive and benefit plans made available to executive officers. The employment agreement will automatically renew for successive one year periods unless we elect to terminate the agreement upon not less than 270 days notice prior to the expiration of the then current term.

On May 5, 2006, H2Diesel entered into an employment agreement with Mr. Rosen, whereby Mr. Rosen was employed as the chairman of our board of directors for a term of three years, which is automatically extended for additional one-year terms unless notice of termination is given at least ninety days prior to the end of the term by either Mr. Rosen or H2Diesel. On September 19, 2006, H2Diesel entered into an amended and restated employment agreement with Mr. Festuccia, whereby Mr. Festuccia was employed as the Chief Technology Officer for a term expiring on April 1, 2009, which is automatically extended for additional one-year terms unless notice of termination is given at least ninety days prior to the end of the term by either Mr. Festuccia or H2Diesel. Mr. Festuccia’s employment agreement is filed as Exhibit 10.6 and is incorporated herein by reference. Under the employment agreements of Messrs. Rosen and Festuccia, each of Messrs. Rosen and Festuccia will devote a reasonable portion of their business time and efforts to our business.

The employment agreements of Messrs. Rosen and Festuccia provide that they will initially receive a fixed base salary at an annual rate of $180,000 and $150,000, respectively and customary employee benefits. Each employment agreement provides that if the board of directors establishes an incentive compensation plan or a bonus plan, Messrs. Rosen and Festuccia will be eligible to participate in such incentive compensation plan and bonus plan. In addition, Mr. Festuccia’s agreement also provides for a grant of 500,000 stock options at a price of $1.50 per share, of which 100,000 vest immediately and the balance vest, in two annual installments.

Each employment agreement requires the executive to adhere to our policy that (a) prohibits an executive from disclosing confidential information regarding the Company, and (b) confirms that all intellectual property developed by an executive and relating to the Company’s business constitutes the sole and exclusive property of the Company.

The employment agreement for Mr. Gillespie provides that such executive’s employment may be terminated by the Company upon death, disability, for “cause,” and “without cause” and that such executive can resign from the Company with or without good reason or retire. Upon the death of such executive, such executive’s employment will automatically terminate and (i) any vested options may be exercised on or before the expiration date of such options (payments made under this subsection (i) are referred to as “Equity Compensation”); and (ii) the executive’s legal representatives shall receive (A) such executive’s compensation that is earned but unpaid and (B) any other amounts or benefits owing to such executive under an employee benefit plan, long term incentive plan or equity plan (payments made under this subsection (ii) are collectively referred to as, the “Accrued Amounts”). If Mr. Gillespie’s employment is terminated without cause or for by Mr. Gillespie for good reason, then he shall receive (i) his base salary and bonus, if any (with the achievement of bonus targets presumed), for the time period that is remaining under his employment agreement or 12 months, whichever amount is less; (ii) such executive’s Equity Compensation, including all unvested time vesting options and the next unvested tranche of performance vesting options; and (iii) such executive’s Accrued Amounts.

If Mr. Gillespie’s employment is terminated because he is disabled, then he shall receive (i) his base salary, for the time period that is remaining under his employment agreement or six months, whichever amount is less; (ii) such executive’s Equity Compensation, including the next unvested tranche of performance vesting options; and (iii) such executive’s Accrued Amounts. If Mr. Gillespie is terminated by the Company for “cause,” then he shall receive the Accrued Amounts and may exercise his vested options for a period of thirty days. If Mr. Gillespie resigns without good reason or retires then he shall receive the Accrued Amounts.

The employment agreement for Mr. Gillespie also provides that in the event that a “Change of Control” (as defined in the agreement) of the Company shall occur during the term of his employment agreement, and within 12 months thereafter his employment is terminated without cause or by him for good reason, then (1) his severance compensation will be as set forth above for termination without cause or by him for good reason, as the case may be, and (2) all his unvested time vesting options and performance vesting options will vest and remain exercisable for the balance of the option term.

The employment agreements for Messrs. Rosen and Festuccia provide that such executive’s employment may be terminated by the Company upon death, disability, for “cause,” and “without cause” and that such executive can resign from the Company with or without good reason or retire. Upon the death of such executive, such executive’s employment will automatically terminate and (i) any unvested equity compensation granted to such executive shall immediately vest and any vested options may be exercised on or before the earlier of (A) the expiration date of such options and (B) twelve months after such executive’s death (payments made under this subsection (i) are referred to as “Equity Compensation”); and (ii) the executive’s legal representatives shall receive (A) such executive’s compensation that is earned but unpaid and (B) any other amounts or benefits owing to such executive under an employee benefit plan, long term incentive plan or equity plan (payments made under this subsection (ii) are collectively referred to as, the “Accrued Amounts”). If Mr. Rosen or Mr. Festuccia’s employment is terminated without cause, because such executive is disabled or if such executive resigns for good reason, then such executive shall receive (i) such executive’s base salary for the time period that is remaining under such executive’s employment agreement or six months, whichever amount is less; (ii) such executive’s Equity Compensation; and (iii) such executive’s Accrued Amounts. If either Mr. Rosen or Mr. Festuccia is terminated by the Company for “cause,” resigns without good reason or retires, then such executive shall receive the Accrued Amounts.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Prior to the offering and the merger, the offices of Wireless Holdings were located at 301 North Ocean Blvd., Pompano Beach, Florida 33062. This space was provided to us at no charge by, Mr. Hess, who was our sole officer, director and majority stockholder prior to the merger. This space would have cost us $600 per month. Also, as of December 31, 2005, Wireless Holdings received loans, which totaled $215,944.72 from Mr. Hess as working capital for ongoing operations. These loans were non-interest bearing and were due on demand. The loans were repaid pursuant to the terms of the Purchase and Repayment Agreement pursuant to which Mr. Hess was paid $300,000 and sold 29,075,000 shares of Company Common Stock back to us. Wireless Holdings also sold its subsidiary, Action Wireless, to Mr. Hess pursuant to the terms of the Acquisition Agreement.

Xethanol owns approximately 34% of our outstanding common stock. Also, we entered into a Sublicense Agreement dated April of 2006 (as amended and restated June of 2006, the “Sublicense Agreement”) with Xethanol, whereby we sublicensed our bio-diesel technology to Xethanol and in connection with the Sublicense Agreement, we entered into a Technology Access Agreement dated June 15, 2006 that provides Xethanol access to the formula under certain circumstances. In addition, effective September 25, 2006 H2Diesel terminated its Management Agreement with Xethanol, whereby Xethanol formerly acted as H2Diesel’s manager and provided administrative, management and consulting services to H2Diesel. In consideration of Xethanol’s execution and delivery of a written consent of the stockholders of H2Diesel to the merger, H2Diesel entered into a separate registration rights agreement with Xethanol (the “Xethanol Registration Rights Agreement”). In connection with the merger, we assumed H2Diesel’s obligations under the Xethanol Registration Rights Agreement. The Xethanol Registration Rights Agreement requires us, upon the written request of Xethanol, but not prior to six months after the date of effectiveness of the “resale” registration statement discussed above, to file a registration statement with the Securities and Exchange Commission in form and substance sufficient to facilitate the spin off to Xethanol’s stockholders of the shares of Wireless Holdings common stock issued to Xethanol in the merger, and to use our commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable thereafter.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16 of the Securities Exchange Act of 1934, Wireless Holdings’ directors and executive officers and beneficial owners of more than 10% of the shares of common stock are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the shares of common stock. Based solely on a review of those reports provided to Wireless Holdings and written representations from applicable persons regarding the necessity to file reports, Wireless Holdings is not aware of any failures to file reports or report transactions in a timely manner during the year ended December 31, 2005 or during the nine month period ended September 30, 2006.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Wireless Holdings is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC’s website at “www.sec.gov.”